

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2019

J. Mel Sorensen, M.D.
Chief Executive Officer
Galera Therapeutics, Inc.
2 W Liberty Blvd #100
Malvern, PA 19355

Re: Galera Therapeutics, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 10.14
Submitted April 23, 2019
CIK No. 0001563577

Dear Mr. Sorensen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance